FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces the Sale of Esperanza Gold Project for Total Consideration of up to $60 Million

Toronto, Ontario (February 28, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) announced today that it has entered into a binding agreement to sell its non-core Esperanza Gold Project (“Esperanza”) located in Morelos State, Mexico to Zacatecas Silver Corp. (“Zacatecas Silver”) for total consideration of up to $60 million (the “Transaction”). The Transaction is comprised of the following:
(i)$21 million of total consideration upon closing of the Transaction, including:
◦$5 million in cash;
◦$10 million of Zacatecas Silver shares (12.14 million common shares at a price of C$1.05) (“Initial Shares”); and
◦A silver metal stream valued at approximately $6 million based on consensus long-term silver price estimates. Under the stream, Alamos is entitled to receive 20% of the silver produced from Esperanza at a cash price of 20% of the prevailing spot silver price, subject to a maximum of 500,000 ounces of silver delivered to Alamos.
(ii)$39 million of additional consideration upon the completion of the following milestones (“Contingent Payments”):
◦$5 million within 60 days following Zacatecas Silver receiving approval of the Environmental Impact Assessment Report for Esperanza;
◦$14 million within 60 days of the earlier of (i) completion of a feasibility study on Esperanza, or (ii) Zacatecas Silver announcing a construction decision on Esperanza; and
◦$20 million within 180 days of commencement of commercial production from Esperanza.
The sale of Esperanza is consistent with Alamos’ strategy of monetizing and maximizing the value of its non-core assets while focusing on advancing its strong portfolio of high-return growth projects. With the monetization of Esperanza, Alamos has surfaced nearly $100 million in total consideration over the past two years through the sale of non-core assets and gains on the sale of equity securities in other companies.
Upon closing of the transaction, it is expected Alamos will own approximately 15% of Zacatecas Silver common shares outstanding. Combined with the silver stream and Contingent Payments, this will provide Alamos with meaningful ongoing exposure to Esperanza.
With respect to the Contingent Payments, Zacatecas Silver may issue shares to satisfy 50% of such payments, subject to Alamos holding no more than 19.99% of Zacatecas Silver on a partially-diluted basis. The shares are to be issued based on the 10-day volume weighted average trading price prior to the date of issuance.
Additionally, Zacatecas Silver has committed to incur a minimum of $7.5 million over a three-year period following closing of the Transaction, directed to advancing the development of Esperanza and to obtain approval of the Environmental Impact Assessment Report. In the event the minimum spend is not incurred within the three-year period following the closing of the Transaction, the difference between what was spent and the minimum commitment shall be added to the Contingent Payments.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos and Zacatecas Silver will also enter into an investor rights agreement on closing that will provide Alamos, among other things, with: i) the right to designate one nominee for election or appointment to Zacatecas Silver’s Board of Directors as long as Alamos holds at least 10% of Zacatecas Silver’s outstanding shares, and ii) the right to participate in future equity offerings to maintain its pro-rata investment in Zacatecas Silver as long as Alamos holds at least 5% of Zacatecas Silver’s outstanding shares.
The Zacatecas Silver common shares issued to Alamos on closing of the Transaction will be subject to a voluntary hold period of: i) six months for 33% of the Initial Shares, ii) twelve months for 33% of the Initial Shares, and iii) eighteen months for 34% of the Initial Shares.
The Transaction is expected to close in the second quarter of 2022 and is subject to customary closing conditions for a transaction of this nature.

Advisors
Haywood Securities Inc. is acting as financial advisor to Alamos, with Torys LLP acting as legal advisor to Alamos.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws which are referred to herein as “forward looking-looking statements”. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as "expect", “is expected”, “outlook”, “on track”, “continue”, “ongoing”, "will", “believe”, “anticipate”, "intend", "estimate", "forecast", "budget", “target”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.

Forward-looking statements include assumptions as to future corporate actions taken by Zacatecas Silver, over which the Company has no or little control, and includes Zacatecas making all required expenditures pursuant to their agreement with the Company; Zacatecas’ completion of all required steps to receive approval of the Environmental Impact Assessment for Esperanza; Zacatecas’ ability to complete a positive feasibility study and/or announcing a construction decision with respect to Esperanza and ultimately the ability of Zacatecas to construct and achieve commercial production with respect to Esperanza.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Such factors and assumptions underlying the forward-looking statements in this news release, but are not limited to: changes to current estimates of Mineral Reserves and Resources with respect to Esperanza; permitting of Esperanza; changes to production estimates; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Zacatecas’ operations in Mexico, fluctuations in the price of gold or certain other commodities; changes in foreign exchange rates; the impact of inflation; employee and community relations (including the ability of Zacatecas Silver maintaining social license to operate in Morelos State, Mexico); labour and contractor availability (and being able to secure the same on favourable terms); litigation and administrative proceedings; disruptions affecting operations availability of and increased costs associated with future mining inputs and labour; development delays at Esperanza; inherent risks and hazards associated with mining and mineral uncertainty with respect to the ability of Zacatecas Silver to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Mexico; increased costs and risks related to the potential impact of climate change; changes in national and local government legislation, controls or regulations (including tax legislation) in Mexico.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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